                                                                                                         Exhibit 99.1

Report of Independent Public Accountants

To the Stockholders of Perini Corporation:

We have audited the accompanying combined balance sheets of the joint ventures identified in Note 1 as of December 31, 2001 and 2000, and the related combined statements of income, venturers’ equity and cash flows for the years then ended. These financial statements are the responsibility of the joint ventures’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AirRail Construction Joint Venture, which statements reflect total assets and total revenues of 39 percent and 80 percent in 2001, and 40 percent and 64 percent in 2000, respectively, of the related combined totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for AirRail Construction Joint Venture, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors the financial statements referred to above present fairly, in all material respects, the financial position of the joint ventures identified in Note 1 as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 15, 2002 (exept with respect to the
     matter discussed in Note 4(a),
     as to which the date is March 20, 2002)

                                                                                                         Exhibit 99.1

Perini Corporation
Combined Balance Sheets of Significant Construction Joint Ventures
December 31, 2001 and 2000
(In thousands)

                                                              2001             2000
                                                          --------------   --------------
ASSETS

Current Assets:
  Cash and Cash Equivalents (Notes 2 and 3)                   $   9,512        $  49,646
  Accounts Receivable, including Retainage
    of $7,305 and $7,497, respectively (Note 2)                  84,955           65,974
  Advances to Venturers (Note 5)                                  4,993            7,991
  Unbilled Work (Note 2)                                         68,266           81,307
                                                          --------------   --------------
Total Current Assets                                          $ 167,726        $ 204,918
                                                          --------------   --------------

Machinery and Equipment                                       $       -        $     487
                                                          --------------   --------------

TOTAL ASSETS                                                  $ 167,726        $ 205,405
                                                          ==============   ==============

LIABILITIES

Current Liabilities:
  Cash Overdraft (Note 3)                                     $   2,626        $   6,089
  Accounts Payable, including Retainage
    of $14,450 and $12,180, respectively (Note 2)                41,757           40,615
  Deferred Contract Revenue (Note 2)                             19,090           75,753
  Accrued Expenses                                                2,681            6,726
                                                          --------------   --------------
Total Current Liabilities                                     $  66,154        $ 129,183
                                                          --------------   --------------

Contingencies and Commitments (Note 4)

VENTURERS' EQUITY

Perini Corporation                                            $  47,593        $  45,038
Other Venturers                                                  53,979           31,184
                                                          --------------   --------------
Total Venturers' Equity                                       $ 101,572        $  76,222
                                                          --------------   --------------

TOTAL LIABILITIES AND VENTURERS' EQUITY                       $ 167,726        $ 205,405
                                                          ==============   ==============

The accompanying notes are an integral part of these combined financial statements.

                                                                                                         Exhibit 99.1

Perini Corporation
Combined Statements of Income of Significant Construction Joint Ventures
For the Years Ended December 31, 2001 and 2000
(In thousands)

                                                         2001            2000
                                                     -------------   -------------

Contract Revenues (Note 2)                              $ 342,121       $ 421,869

Cost of Operations:

  Materials, Supplies and Subcontracts                    254,625         303,590
  Salaries and Wages                                       72,996          72,856
                                                     -------------   -------------

Total Contract Costs                                      327,621         376,446
                                                     -------------   -------------

Income from Operations                                  $  14,500       $  45,423

Interest Income                                             2,237           4,304

New York City Unincorporated Business Tax                  (1,387)           (957)
                                                     -------------   -------------

Net Income                                              $  15,350       $  48,770
                                                     =============   =============

The accompanying notes are an integral part of these combined financial statements.

                                                                                                         Exhibit 99.1

Perini Corporation
Combined Statements of Venturers’ Equity of Significant Construction Joint Ventures
For the Years Ended December 31, 2001 and 2000
(In thousands)

                                                  Perini           Other
                                                Corporation      Venturers          Total
                                               --------------  --------------   --------------
Balance, December 31, 1999                          $ 24,712        $ 25,740        $  50,452

Capital Contributions                                 14,000           9,000           23,000

Net Income                                            18,826          29,944           48,770

Distributions                                        (12,500)        (33,500)         (46,000)
                                               --------------  --------------   --------------

Balance, December 31, 2000                            45,038          31,184           76,222

Capital Contributions                                 15,556           9,444           25,000

Net Income (Loss)                                     (5,501)         20,851           15,350

Distributions                                         (7,500)         (7,500)         (15,000)
                                               --------------  --------------   --------------

Balance, December 31, 2001                          $ 47,593        $ 53,979        $ 101,572
                                               ==============  ==============   ==============

The accompanying notes are an integral part of these combined financial statements.

                                                                                                         Exhibit 99.1

Perini Corporation
Combined Statements of Cash Flows of Significant Construction Joint Ventures
For the Years Ended December 31, 2001 and 2000
(In thousands)

                                                                      2001           2000
                                                                  ------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                          $  15,350       $ 48,770
Adjustments to Reconcile Net Income to Net Cash (Used by)
Provided from Operating Activities:
 Changes in Operating Assets and Liabilities:
    (Increase) Decrease in Accounts Receivable                        (18,981)         4,217
    (Increase) Decrease in Unbilled Work                               13,041        (32,482)
    Increase (Decrease) in Cash Overdraft                              (3,463)         4,739
    Increase (Decrease) in Accounts Payable                             1,142         (7,059)
    Increase (Decrease) in Deferred Contract Revenue                  (56,663)        12,923
    Increase (Decrease) in Accrued Expenses                            (4,045)           986
                                                                  ------------   ------------

Net Cash (Used by) Provided from Operating Activities               $ (53,619)      $ 32,094
                                                                  ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquistion of Machinery and Equipment                               $       -       $   (487)
Transfer of Machinery and Equipment                                       487              -
                                                                  ------------   ------------
Net Cash Provided from (Used by) Investing Activities               $     487       $   (487)
                                                                  ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital Contributions from Venturers                                $  25,000       $ 23,000
Distributions to Venturers                                            (15,000)       (46,000)
Decrease in Advances to Venturers                                       2,998          2,009
                                                                  ------------   ------------

Net Cash Provided from (Used by) Financing Activities               $  12,998       $(20,991)
                                                                  ------------   ------------

Net (Decrease) Increase in Cash and Cash Equivalents                $ (40,134)      $ 10,616

Cash and Cash Equivalents, Beginning of Period                         49,646         39,030
                                                                  ------------   ------------

Cash and Cash Equivalents, End of Period                            $   9,512       $ 49,646
                                                                  ============   ============

The accompanying notes are an integral part of these combined financial statements.

                                                                                                         Exhibit 99.1

Perini Corporation
Notes to Combined Financial Statements of Significant Construction Joint Ventures
For the Years Ended December 31, 2001 and 2000

[1] Basis of Combination

Perini Corporation (the “Company”),in the normal conduct of its business, has entered into partnership arrangements, referred to as “joint ventures”, for certain construction projects in order to share risk, working capital, bonding and other financial requirements and, in some instances, to obtain more extensive knowledge of a new local construction market or certain unique construction expertise required. Each of the joint venture participants is usually committed to supply a predetermined percentage of capital, as required, and to share in a predetermined percentage of the income or loss of the project. These joint ventures are temporary in nature, generally from three to five years, since they are formed to bid on a specific project, execute the work if awarded the contract, and are liquidated at the end of the project. While control over the actual construction work performed is normally delegated to the designated joint venture sponsor, usually the partner with a 50% or higher percentage interest in the project, the overall management of each joint venture resides with a Management Committee that requires unanimous approval of certain key operational and financial matters such as the amount of the original bid, ability to borrow funds, incur debt, guarantees and lease commitments and investment policy regarding venture funds. In addition, the Management Committee requires unanimous approval over terms of sale of venture assets, settlement guidelines related to contract claims and any transaction between the joint venture and any of its partners.

In accordance with Rule 3-09 of Regulation S-X, the Company has presented combined financial statements of construction joint ventures rather than separate financial statements for each joint venture, because the Company believes that reporting the financial results of any one construction joint venture by itself would not be significant to users and could be detrimental to the Company when negotiating unapproved contract change orders and claims with the owner of the project or could unfairly assist competitors when bidding against the Company on similar contracts in the future. The following construction joint ventures have been combined in the accompanying financial statements:

        Joint Venture Name                               Type of Work                            Fiscal Year End
    ----------------------------     -----------------------------------------------------     ---------------------

    Perini/Kiewit/Cashman,           Tunnel and road work in Boston, MA for the                December 31
    A Joint Venture                  Massachusetts Highway Department.

    Perini/Slattery,                 Hudson-Bergen Light Rail Transit project in New           September 30
    A Joint Venture                  Jersey for the New Jersey Transit Corporation.

    AirRail Construction,            JFK International Airport Light Rail Transit System       September 30
    A Joint Venture                  in New York City for the Port Authority of New York
                                     and New Jersey.

The accompanying combined financial statements include different fiscal periods for the respective joint ventures. For those joint ventures with a September 30 fiscal year end, no significant transactions, events or changes in accounting estimates or assumptions took place between September 30 and December 31 which materially affected the financial position or results of operations of those joint ventures, other than the normal progress in the performance of work on those contracts.

Perini Corporation
Notes to Combined Financial Statements of Significant Construction Joint Ventures
For the Years Ended December 31, 2001 and 2000
(continued)

[2] Significant Accounting Policies

[a] Long-term Contracts
Profits from construction joint venture contracts are recognized by applying the percentages of completion for each year to the total estimated profits for the respective contracts. The percentages of completion are determined by relating the actual cost of the work performed to date to the current estimated total cost of the respective contracts. When the estimate on a contract indicates a loss, the joint ventures' policy is to record the entire loss. The cumulative effect of revisions in estimates of total cost or revenue, including unapproved change orders and claims, during the course of the work is reflected in the accounting period in which the facts that caused the revision become known. An amount equal to the costs incurred which are attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable. Profit from unapproved change orders and claims is recorded in the year such amounts are resolved.

In accordance with normal practice in the construction industry, the joint ventures include in current assets and current liabilities amounts related to construction contracts realizable and payable over a period in excess of one year. Unbilled work represents the excess of contract costs and profits recognized to date on the percentage of completion accounting method over billings to date on certain contracts. Deferred contract revenue represents the excess of billings to date over the amount of contract costs and profits recognized to date on the percentage of completion accounting method on the remaining contracts.

[b] Income Taxes
The joint ventures have not recorded any provision for federal or state income taxes in the accompanying combined financial statements since such liabilities are the responsibility of the respective joint venture partners.

[c] Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates with regard to the accompanying combined financial statements relate to the estimating of total forecasted construction contract revenues, costs and profits in accordance with accounting for long-term contracts (see Note 2[a]) and estimating potential liabilities in conjunction with certain contingencies including the outcome of pending or future litigation or other dispute resolution proceedings (see Note 4). Actual results could differ from these estimates and such differences could have a material adverse effect on the joint ventures' financial condition, results of operations and cash flows.

[d] Fair Value of Financial Instruments
The joint ventures' financial instruments consist primarily of cash and cash equivalents, contract accounts receivable and accounts payable. The carrying amount of these financial instruments approximates fair value due to their short-term nature.

[e] Cash and Cash Equivalents
Cash equivalents include short-term, highly liquid investments with original maturities of three months or less.

Perini Corporation
Notes to Combined Financial Statements of Significant Construction Joint Ventures
For the Years Ended December 31, 2001 and 2000
(continued)

[3] Cash Management

The joint ventures regularly invest excess cash in highly liquid, interest bearing investments. These temporary investments are converted to cash on an "as needed" basis to fund obligations as they become due. The amount of cash overdraft represents the amount of checks outstanding which have not been presented for payment as of December 31, 2001 and 2000.

[4] Contingencies and Commitments

(a) Perini/Kiewit/Cashman Joint Venture - Central Artery/Tunnel Project Matter

Perini/Kiewit/Cashman Joint Venture ("PKC") is currently pursuing a series of claims for additional contract time and/or compensation against the Massachusetts Highway Department ("MHD") for work performed by PKC on a portion of the Central Artery/Tunnel project in Boston, Massachusetts. The claims relate to the construction of the Northbound Mainline Central Artery Tunnel from Kneeland Street to Congress Street. During construction, MHD ordered PKC to perform changes to the work and issued related direct cost changes with an estimated value, excluding time delay and inefficiency costs, in excess of $100 million. In addition, PKC encountered a number of unforeseen conditions during construction that greatly increased PKC's cost of performance.

PKC's claims are currently being presented to a Disputes Review Board ("DRB") which consists of three construction experts chosen by the parties. To date, the DRB has ruled on a binding basis that PKC is entitled to additional compensation for its contract time delay claim in the amount of $17.4 million. The DRB is currently considering PKC's utility impact claim (approximate value of $30 million) with additional claims to be presented in 2002. The claims yet to be decided by the DRB, including the utility impact claim, have a stated value in excess of $93 million. The majority of the undecided claims (approximately $75 million) will be decided by the current DRB, as arbitrators, on a binding basis. The remaining claims will be decided by the DRB on a non-binding basis pursuant to the provisions of the original contract.

Although MHD challenged several of the DRB's decisions relative to the contract time delay award discussed above, PKC received a favorable ruling on March 20, 2002 from the Superior Court of the Commonwealth of Massachusetts that approved PKC's request to have MHD comply with the DRB's decision to award the $17.4 million for the time delay. The ultimate financial impact of resolving all of the claims on this project is not yet determinable.

(b) Lease Commitments

The joint ventures have noncancellable office and equipment leases with varying expiration dates through July 31, 2005. The following is a schedule, by year, of future minimum rental payments required under all operating leases that have remaining noncancellable lease terms as of December 31, 2001:

Perini Corporation
Notes to Combined Financial Statements of Significant Construction Joint Ventures
For the Years Ended December 31, 2001 and 2000
(continued)

[4] Contingencies and Commitments (continued)

(b) Lease Commitments (continued)

-
                       Lease
    Year           Commitments
--------------   ----------------

    2002             $   780,000
    2003                 208,000
    2004                 208,000
    2005                 121,000
                 ---------------
                     $ 1,317,000
                 ================

For the years ended December 31, 2001 and 2000, rent expense amounted to $4,179,000 and $1,454,000, respectively, which is included in contract costs.

(c) Other

Contingent liabilities include the liability of contractors for performance and completion of the joint venture construction contracts. In addition to the legal matter described above, the joint ventures are involved from time to time in various lawsuits, arbitration and alternative dispute resolution proceedings, the resolution of which, in the opinion of management of the various joint ventures, will not have a material effect on the results of operations or financial condition as reported in the accompanying combined financial statements.

[5] Related Party Transactions

Certain joint ventures periodically make temporary cash advances to the joint venture participants. At fiscal year end 2001, the amount of such temporary cash advances to Perini Corporation and other joint venture participants totalled $2,493,000 and $2,500,000, respectively. At fiscal year end 2000, the amount of such temporary cash advances to Perini Corporation and other joint venture participants totaled $3,991,000 and $4,000,000, respectively.

[a] Perini Corporation
Significant billings from the Company to the joint ventures, included in the accompanying combined financial statements, for various services for the years ended December 31, 2001 and 2000 were as follows:

                                                                                    2001             2000
                                                                              ----------------  --------------
Equipment Rental                                                                  $ 3,123,000     $ 2,642,000
Labor, Job Materials and Administrative Costs, including management fees              873,000       1,498,000
                                                                              ----------------  --------------
                                                                                  $ 3,996,000     $ 4,140,000
                                                                              ================  ==============

[b] Other Joint Venturers
Included in the combined joint ventures’ cost of operations are charges for labor and certain other job material costs that were incurred with the various related parties.

Perini Corporation
Notes to Combined Financial Statements of Significant Construction Joint Ventures
For the Years Ended December 31, 2001 and 2000
(continued)

[6] Employee Benefit Plans

The combined construction joint ventures contribute to various multi-employer union retirement plans under collective bargaining agreements, which provide retirement benefits for substantially all of its union employees. The Multi-employer Pension Plan Amendments Act of 1980 defines certain employer obligations under multi-employer plans. Information regarding union retirement plans are not available from plan administrators to enable the Company to determine its share of unfunded vested liabilities.

Supervisory personnel are covered under the joint venture partners’ plans and the applicable costs of such plans related to these supervisory personnel are paid by the respective joint ventures.